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SEC FILE NUMBER
8-70847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/3/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WISDOMTREE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 WEST 34TH STREET, 3RD FLOOR
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PETRANKA BADOVA	(917) 267-3741	PBADOVA@WISDOMTREE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT JARRETT LILIEN__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __WISDOMTREE SECURITIES, INC.__ , as of __December 31__ , 2 _023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY A. ASQUINO
NOTARY PUBLIC
FAIRFIELD COUNTY
MY COMMISSION EXPIRES APR. 30, 2025

Notary Public Date: March 7, 2024



Signature:

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WisdomTree Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023
With Report of Independent Registered Public Accounting Firm

WisdomTree Securities, Inc.

Statement of Financial Condition

December 31, 2023

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of WisdomTree Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WisdomTree Securities, Inc. (the Company) as of December 31, 2023, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

March 7, 2024

WisdomTree Securities, Inc.

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	2,727,519
Receivable from Parent		136,957
Total assets	$	2,864,476

Liabilities and stockholder's equity
Liabilities

Payable to affiliates	$	163,808
Accrued expenses		49,963
Total liabilities		213,771

Stockholder's equity

Common stock, par value $0.01; 100 shares authorized; issued and outstanding: 10 at December 31, 2023	—
Additional paid-in capital	4,600,000
Accumulated deficit	(1,949,295)
Total stockholder's equity	2,650,705
Total liabilities and stockholder's equity	$ 2,864,476

The accompanying notes are an integral part of this financial statement.

WisdomTree Securities, Inc.

Notes to Financial Statement

December 31, 2023

1. Organization and Description of Business

WisdomTree Securities, Inc. (the "Company") is a limited purpose broker-dealer (i.e. mutual fund retailer) registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective November 3, 2022. The Company, which was formed on October 14, 2021, is a Delaware corporation and is wholly owned by WisdomTree, Inc. (the "Parent"). The Company's principal business involves facilitating customer transactions in mutual funds made available on the WisdomTree Prime™ platform ("WisdomTree Digital Funds").

2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and in the opinion of management reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition. The preparation of the Company's financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date. Actual results could differ materially from those estimates.

Cash

The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits.

Receivable from and Payable to Affiliates

Receivable from and payable to affiliates balances represent amounts due from/to related parties for expenses incurred by/on behalf of the Company.

Income Taxes

The Company is a member of the Parent's consolidated group that files a consolidated income tax return. Current and deferred income taxes are allocated to the Company based upon its relative contribution to the group's current and deferred income taxes. Allocated current income taxes are settled periodically with the Parent and amounts receivable and payable are recorded in Receivable from or Payable to Affiliates on the Statement of Financial Condition.

The determination of deferred tax assets and liabilities is based on the differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse.

Accrued Expenses

Accrued expenses are recognized when incurred.

3. Cash

All of the Company's cash balance at December 31, 2023 was held at one financial institution.

4. Receivable from and Payable to Affiliates

Pursuant to a master intercompany services agreement ("MISA") between the Company and certain of its affiliates, the Company conducts various activities with its affiliates, including but not limited to the provision/receipt of administrative and support, marketing, development, occupancy, communication and equipment services. "Expenses Allocated from Affiliates" as presented on the Statement of Operations are initially borne by those affiliates and allocated to the Company based on the stipulations of the MISA. These transactions classify as related party transactions. The Company has no direct employees.

The following table summarizes accounts receivable and payable from/to related parties which are included the receivable from/payable to affiliates balances in the Statement of Financial Condition:

	December 31, 2023
Receivable from Parent	$ 136,957
Total Receivable from Affiliates	$ 136,957

	December 31, 2023
Payable to WisdomTree Asset Management, Inc. ("WTAM")	$ 37,300
Payable to WisdomTree Digital Holdings, Inc. ("WTDH")	7,093
Payable to WisdomTree Digital Movement, Inc. ("WTDM")	119,415
Total Payable to Affiliates	$ 163,808

The allowance for credit losses on accounts receivable from related parties is insignificant to the amounts outstanding in the table above. Amounts outstanding are generally settled in cash quarterly.

The receivable from Parent of $136,957 represents the unsettled allocation of a current income tax benefit, based upon the Company's relative contribution to the Parent's consolidated income tax position.

The payables to WTAM and WTDM (wholly owned subsidiaries of the Parent) primarily include an allocation of compensation expense related to employees of WTAM and WTDM that provide administrative and support services to the Company, such as legal services, accounting, tax and financial reporting, human resources support, information technology services and other operational and management services. In addition, the payable to WTAM includes an allocation of occupancy, communications and equipment expenses and the payable to WTDM includes an allocation of development and marketing expenses – all such expenses are borne by WTAM and WTDM, as applicable, but are partially attributable to the Company. The payable to WTDH includes an allocation of public relations, research and dues and subscription expenses borne by WTDH but partially attributable to the Company.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $2,513,748 which exceeded required net capital of $14,251 by $2,499,497 and the Company's indebtedness to net capital ratio was 0.09 to 1.

6. Income Taxes

There were no items giving rise to deferred income taxes during the period November 3, 2022 (commencement of operations) through December 31, 2023.

7. Subsequent Events

The Company evaluated subsequent events through March 7, 2024, the date the financial statements were available to be issued. There were no events requiring disclosure.